Exhibit 99.2

PS International group ltd. Announces First Half 2024 Unaudited Financial Results

HONG KONG, Dec. 12, 2024 (GLOBE NEWSWIRE) -- PS International Group Ltd.(NASDAQ: PSIG) (“PSIG” or the “Company”), a long-established global logistics service provider headquartered in Hong Kong specializes in cross-border air freight services, today announced its unaudited financial results for the six months ended June 30, 2024.

The unaudited financial results presented in this announcement pertain to PSI Group Holdings Ltd and its subsidiaries, rather than PS International Group Ltd., as the business combination had not yet been completed until July 18, 2024.

Financial Summary for the Six Months Ended June 30, 2024 (all results compared to the six months ended June 30, 2023, unless otherwise noted)

●	Revenues were $39.4 million, a decrease of 41.3%.
●	Gross profit were $1.2 million, a decrease of 84.2%.
●	Net loss was $0.4 million, compared with net profit of $4.4 million.

Key Components of Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Revenues	66,925,132	39,291,001
Revenues - Related Party	144,320	75,208
Revenues	67,069,452	39,366,209

Cost of Revenue	56,569,809	36,617,952
Cost of Revenue – Related Party	2,902,985	1,522,111
Total Cost of Revenue	59,472,794	38,140,063

Gross Profit	7,596,658	1,226,146

General and administrative expenses	2,277,814	1,717,555
Total operating expenses	2,277,814	1,717,555

Income (Loss) from Operations	5,318,844	(491,409)

Other (Expense) Income:
Bank interest income	44,900	39,076
Interest expense	(1,291)	-
Other income	122,365	6,374
Exchange (loss) gain	(271,736)	335
Total other (expense) income	(105,762)	45,785

Income (Loss) Before Income Tax	5,213,082	(445,624)
Income Tax	816,518	-
Net Income (Loss)	4,396,564	(445,624)

Revenues

We generate revenue primarily from the provision of air and ocean export and import freight forwarding services during the six months ended June 30, 2023 and 2024. The table below sets forth the breakdown of our revenue by service type for the years or periods indicated.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Freight forwarding services
- Air freight	66,269,298	38,744,329
- Ocean freight	800,077	621,675
Subtotal	67,069,375	39,366,004
Ancillary logistic services	77	205
Total	67,069,452	39,366,209

Freight forwarding services

Our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes. For the six months ended June 30, 2023 and 2024, our revenue was principally derived from the provision of air freight forwarding services, which amounted to US$66.3 million and US$38.7 million, respectively, representing 98.8% and 98.2% of our total revenue for the same period.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Export shipments
- Air	66,256,160	38,742,336
- Ocean	785,497	616,158
- Subtotal	67,041,657	39,358,494

Import shipments
- Air	13,138	1,993
- Ocean	14,580	5,517
- Subtotal	27,718	7,510
Total	67,069,375	39,366,004

For the six months ended June 30, 2023 and 2024, we focused on export freight forwarding services, which contributed to US$67.0 million and US$39.4 million, respectively, representing 99.9% and 99.9% of our revenue from freight forwarding services during the same period.

For the six months ended June 30, 2023 and 2024, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years or periods indicated.

	For the Six Months Ended June 30,
	2023		2024
	US$, except percentages
United States	54,921,468	81.92%	27,748,425	70.50%
Canada	3,656,395	5.45%	1,502,484	3.82%
France	104,456	0.16%	318,118	0.81%
United Kingdom	1,776,636	2.65%	2,963,564	7.53%
The Netherlands	2,997,400	4.47%	2,786,257	7.08%
Singapore	1,006,911	1.50%	28,414	0.08%
Others (Note)	2,578,391	3.85%	4,011,232	10.18%
Total export revenue	67,041,657	100%	39,358,494	100%

Note: Others represent a number of countries including, among others, Luxembourg, Spain, Mexico and Belgium, etc.

For the six months ended June 30, 2023 and 2024, our revenue from freight forwarding services for export shipments to the United States contributed to US$54.9 million and US$27.7 million, respectively, representing 81.9% and 70.5 % of our total export revenue during the same period.

The following table sets forth the breakdown of our revenue by type of customers for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Freight forwarders	66,707,657	39,186,625
Direct customers	361,795	179,584
Total	67,069,452	39,366,209

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of US$66.7 million and US$39.2 million for the six months ended June 30, 2023 and 2024, respectively representing 99.4% and 99.5% of our total revenue for the same period.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Freight forwarding services
- Air freight	58,762,055	37,486,005
- Ocean freight	706,676	626,154
Subtotal	59,468,731	38,112,159
Ancillary logistic services	4,063	27,904
Total	59,472,794	38,140,063

Our cost of revenue amounted to US$59.5 million and US$38.1 million for the six months ended June 30, 2023 and 2024, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Air freight charges	47,081,030	29,845,670
Ocean freight charges	653,549	612,256
Logistics and warehousing fees	11,699,414	7,676,528
Depreciation of property, plant and equipment	38,801	5,609
Total	59,472,794	38,140,063

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for 79.2% and 78.2%, respectively, for the six months ended June 30, 2023 and 2024.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for 19.7% and 20.2%, respectively, for the six months ended June 30, 2023 and 2024. The increase in the relative proportions is primarily attributed to increased costs in transportation and pre-loading preparation for the aircraft.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our warehouse such as x-ray screening equipment and forklifts.

Gross profit

The table below set forth the breakdown of gross profit by service type for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Freight forwarding services
Air freight	7,507,243	1,258,324
Ocean freight	93,401	(4,479)
Subtotal	7,600,644	1,253,845
Ancillary logistic services	(3,986)	(27,699)
Total	7,596,658	1,226,146

Our total gross profit amounted to US$7.6 million and US$1.2 million for the six months ended June 30, 2023 and 2024, respectively. We recorded overall gross profit margin of 11.3% and 3.0% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure.

General and administrative expenses

Our general and administrative expenses decreased from US$2.3 million for the six months ended June 30, 2023 to US$1.7 million for the six months ended June 30, 2024, primarily driven by (i) the decrease in staff costs and benefits in the first six months of 2024 and (ii) increased professional service fees relating the proposed listing of our company in the United States.

Interest expenses

Our interest expenses decreased from US$1,291 for the six months ended June 30, 2023 to Nil for the six months ended June 30, 2024, which was primarily attributable to decrease in short-term bank loans.

Other income

Our other income decreased from US$0.12 million for the six months ended June 30, 2023 to US$0.01 million for the six months ended June 30, 2024.

Exchange (loss) gain

Our exchange loss of US$271,736 for the six months ended June 30, 2023 changed to exchange gain of US$335 for the six months ended June 30, 2024, which was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

Our income tax expense decreased from US$0.8 million for the six months ended June 30, 2023 to Nil for the six months ended June 30, 2024, which was in line with the decrease in our net income for the period.

Net income

As a result of the above factors, our net income decreased by US$4.8 million from US$4.4 million for the six months ended June 30, 2023 to net loss of US$0.4 million for the six months ended June 30, 2024, our net income margin decreased from 6.6% for the six months ended June 30, 2023 to -1% for the six months ended June 30, 2024.

Cash flows

The table below sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023	2024
	US$	US$
Net cash provided by (used in) operating activities	6,090,423	(2,237,934)
Net cash provided by an investing activity	2,251,466	9,095
Net cash (used in) provided by financing activities	(130,927)	26,667
Net increase (decrease) in cash and cash equivalents and restricted cash	8,210,962	(2,202,172)

Cash provided by operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the six months ended June 30, 2023, our net cash provided by operating activities was US$6.1 million, mainly attributable to (i) our net income of US$4.4 million which was primarily adjusted for depreciation of right-of-use assets of US$59,769, allowance for expected credit loss of US$9,253 and depreciation of property, plant and equipment of US$90,492; (ii) increase in accounts payables to third party of US$7.3 million; (ii) decrease in amounts due to related companies of US$0.2 million; and (iii) decrease in contract liabilities of US$4,430; which was partially offset by (iv) increase in accounts receivables of US$5.0 million.

For the six months ended June 30, 2024, our net cash used in operating activities was US$2.2 million, mainly attributable to (i) our net loss of US$0.4 million which was primarily adjusted for depreciation of right-of-use assets of US$47,659, and depreciation of property, plant and equipment of US$31,716; (ii) decrease in accounts payables to third parties of US$6.9 million; (ii) decrease in amounts due to related companies of US$0.2 million; and (iii) decrease in contract liabilities of US$3,661; which was partially offset by (iv) decrease in accounts receivables of US$6.5 million.

Cash provided by an investing activity

Our cash provided by an investing activity is primarily attributable to proceeds on disposal of equity securities and repayment from related parties. Our cash used in investing activities is primarily for purchase of property, plant and equipment, purchase of equity securities and advance to related parties.

For the six months ended June 30, 2024, our net cash flow provided by an investing activity was US$9,095, as a result of decrease in restricted cash with maturity of more than three months when acquired.

Cash (used in) provided by financing activities

For the six months ended June 30, 2024, our net cash provided by financing activities was US$26,667, due to expiry of unpresented check for dividend paid to a shareholder in prior years.

Recent Development

We have consummated the business combination with AIB Acquisition Corporation, special purpose acquisition company (“SPAC”) on July 18, 2024, pursuant to the Business Combination Agreement entered into on December 27, 2023. The ordinary shares of the Company commenced trading on Nasdaq Stock Market on July 19, 2024. The successful completion of the merger and the listing represents a key moment in the Company’s journey towards growth and expansion.

About PS International Group Ltd.

PSIG is a long-established global logistics and supply chain solution provider, specialized in air freight forwarding services, connecting businesses from Asian transportation hubs to the US and the rest of the world. The company was founded in 1993, since inception it has provided standard and tailored logistics services covering over 140 countries. The company’s vision is to make cross-border trade easier for everyone, helping customers to unlock the value of time through efficient integrated supply chain solutions. PSIG conducts businesses via operational subsidiaries headquartered in Hong Kong, namely Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited, which derive revenue from air and ocean freight forwarding services and supply chain ancillary services. The company plans to expand its network and enhance its cross-border capacities in the United States, Middle East and Southeast Asia, with more local cooperations and strategic partnerships.  The company continues to invest in its smart logistics system, aiming to be a leading technology-driven logistics service provider in global e-Commerce market.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

PS International Group Ltd.

Louis Tsui

Chief Financial Officer

Email: louis.tsui@psi-groups.com